May 4, 2012

Via EDGAR
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:     CoreLogic, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 14, 2011
Form 8-K filed on May 5, 2011
Form 10-Q for the Quarterly Period ended September 30, 2011
Filed November 4, 2011
File No. 001-13585

Ladies and Gentlemen:

Thank you for your letter dated April 20, 2012 addressed to CoreLogic, Inc. (“CoreLogic” or the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the documents listed above.

To facilitate the Staff's review, we have keyed our responses to the headings and numbered comments used in the Staff's comment letter, which are reproduced in italics below. Our responses follow each comment.

Critical Accounting Policies and Estimates

Goodwill and other intangible assets, page 34

1.
Tell us whether any of your reporting units are at risk of failing step one of the impairment test as defined in ASC Topic 350. If so, tell us what consideration you gave to providing the percentage by which fair value exceeded carrying value as of the date of the most recent test and disclose the amount of goodwill allocated to each reporting unit. Alternatively, consider disclosing that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Company response:

We respectfully refer to our response to Comment #15 in our response letter to the Staff dated January 6, 2012.

In the fourth quarter of 2011, we performed our annual impairment test for goodwill. Similar to our impairment test in the third quarter of 2011, we noted no impairments and that fair values continued to exceed carrying values by at least 25%. As provided in our annual report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012 ("2011 Form 10-K"), when circumstances arise requiring us to perform an interim goodwill analysis we will do so and provide the relevant disclosure. If we determine reporting units are at risk of impairment, we will disclose accordingly. As we determined that no reporting units were at risk of impairment as a result of our annual goodwill impairment test, we believe that our current disclosure provides adequate analysis and information for investors and other stakeholders.

Report of Independent Registered Public Accounting Firm, page 53

2.
We note that the date of your independent accountant's report is February 29, 2011. This date appears to be incorrect given the report covers the three years ended December 31, 2011. Please amend your filing to include a report that has the correct report date.

Company response:

We have corrected the date of the report in Amendment No. 1 on Form 10-K/A for the year ended December 31, 2011, filed with the Commission on April 30, 2012 ("Form 10-K/A") to correct the date of the report.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Reclassifications and Correction of Prior Period Revisions, page 61

3.
Your disclosure indicates that you revised previously issued financial statements due to errors. Please provide us with your SAB 99 and SAB 108 analysis that concludes that these errors were not material to the results of operations or financial conditions of any prior annual or interim period. Further, explain why this footnote indicates that the error adjustment of $11 million for 2010 relates to discontinued operations when the discontinued operations' summary financial data does not appear to have changed between the 2011 and 2010 Forms 10-K. That is, the information in footnote 19 of the 2010 Form 10-K for FAFC and Employer & Litigation matches the financial data presented in footnote 18 of the 2011 Form 10-K for FAFC and Employer & Litigation.

Company response:

SAB 99/108 Analysis Background Information & Summary Conclusions

Before June 1, 2010, we operated as a business unit of The First American Corporation which had annual revenues of more than $5.9 billion for the year ending December 31, 2009. On June 1, 2010, we completed a separation transaction (the "Separation") in which we spun off our financial services businesses (essentially our former parent company) into a new, publicly-traded company called First American Financial Corporation. In connection with the Separation, we changed our name to CoreLogic,

Inc. and began trading on the NYSE under the symbol “CLGX.” For 2010, CoreLogic reported revenues of approximately $1.6 billion.

Since the Separation was completed in June 2010, CoreLogic has further undertaken a significant set of transformative initiatives to reshape its business portfolio to focus on core businesses and to drive operational excellence through standardization and consolidation. These initiatives have resulted in the following actions through December 2011:

•	In December 2010, we divested our former employer and litigation services business which generated more than $240 million in revenues in 2010.

•
During the third quarter of 2011, we made the decision to divest or shutdown certain additional non-core businesses, including the shutdown of our former marketing services business, resulting in revisions to our previously reported financial statements to reflect these discontinued operations which generated more than $340 million in revenues in 2010.

•
We completed acquisitions of four businesses to enhance our footprint in key markets with combined annual revenues of more than $100 million. Additionally, we acquired the remaining interest in other partially-owned entities.

•	We also completed various divestitures of minority investments in affiliates.

•	Finally, we added various new key management including a new CFO, Controller and CIO in 2011.

As the Company exited 2011, Corelogic had largely transformed itself into a distinctly different operation compared to June 2010. During 2010 and 2011, the Company experienced considerable fluctuation in its reported financial results due to the Separation in 2010 and, further, the Company's change in business portfolio mix and operations during 2010 and 2011. The impact of these changes caused fluctuations in our reported operating results, particularly discontinued operations.

As we prepared our year end financials for 2011, we identified errors of approximately $20.6 million relating to various years prior to 2011 principally relating to deferred income taxes from continuing and discontinued operations. At that time, we assessed the materiality of these errors on our prior period financial statements in accordance with SAB No. 99 and SAB No. 108, and concluded the errors individually and in the aggregate were not material to the results of operations or financial condition for any prior annual or interim period. We also concluded that correcting the errors, on a cumulative basis, as an out-of-period adjustment would be material to our results for 2011 and, accordingly, determined that it would be appropriate to revise our previously-issued financial statements. Of the $20.6 million, $9.6 million related to continuing operations for years prior to 2007. We revised our opening retained earnings balance as of January 1, 2009 (earliest period presented in our consolidated financial statements included in our 2011 Form 10-K) to correct for this error. The remaining $11.0 million related to 2010 and 2009 and impacted our discontinued operations. While the errors related to discontinued operations for certain periods within 2010 were on a percentage basis quantitatively significant, overall we concluded these errors were not material due to the following:

•	The Company has reported additional discontinued operations during the third quarter of 2011 resulting in revisions to the previously-reported 2010 Form 10-K statement of operations amounts.

•
Analysts, investors and other stakeholders focus on our results from continuing operations, namely operating income and EBITDA. Discontinued operations is not a key measure that would meaningfully impact a potential investor or shareholder's view of the Company. Investors and financial analysts have tended to not focus on discontinued operations and we do not include discontinued operations in our investor presentations. Furthermore, with hindsight, we noted the revision had no discernible adverse impact on our stock price for the period measuring five business days before and after the filing of our 2011 Form 10-K.

•
While results related to discontinued operations have experienced considerable fluctuation due to changes in the business, none of the prior period errors had a significant impact on the trend in earnings in continuing and discontinued operations in the periods in which they originated. In addition, the errors do not result in moving any periods from an income to a loss or vice versa.

•
The issues identified in discontinued operations that relate to 2009 and 2010 were largely historical in nature and relate to businesses the Company has sold, shutdown or that are in the process of being sold or shutdown, and will not meaningfully impact future earnings expectations from an analyst, potential investor or shareholder standpoint.

Quantitative Factors and Analysis

The schedule included in Exhibit A summarizes the impact of the correction of the prior period errors, in each respective period. The "before revision" amounts for periods prior to Q4 2011 represent the "as reported" amounts adjusted for the additional discontinued operations in 2011. The "before revision" amount for Q4 2011 represents the amounts that would have been reported if the prior period errors were adjusted as cumulative out-of-period adjustments in Q4 2011. In evaluating the quantitative impact of correcting prior period errors on previously reported financial information, we reviewed the following key financial statement metrics.

Continuing Operations Metrics

As noted above, we identified $9.6 million in errors relating to continuing operations for periods prior to 2007. We concluded the cumulative correction of the prior period errors in continuing operations as an out-of-period adjustment in 2011 would have been material to 2011 and that revision accounting was required. Therefore, we revised our opening retained earnings as of January 1, 2009 (earliest period presented in our financial statements) to correct for this error. The details of our analysis follows:

Prior to our revision, we had immaterial errors related to periods in 2009, 2010 and the first three quarters of 2011. In Q4 2011, we noted the cumulative correction of prior period errors originating in periods prior to 2007, as an out-of-period adjustment in Q4 2011, amounted to approximately $9.6 million. On a full year basis, cumulatively correcting these errors in 2011 would have amounted to 17.9% of income from continuing operations after tax and 18.2% of income from continuing operations attributable to Corelogic, net of tax. For the fourth quarter of 2011, the impact of cumulative correction would have amounted to 151.4% of income from continuing operations after tax and 153.8% of income from continuing operations attributable to Corelogic, net of tax. We further noted from a qualitative perspective, the out-of-period impacts of correcting these continuing operations errors in 2011 would be distortive to past and future trends of earnings from continuing operations which, as noted previously, is what the Company is internally and externally measured against, and would be distortive to the provision for income taxes and effective income tax rate for continuing operations.

Based on an evaluation of the quantitative and qualitative factors and consideration of the guidance in SAB No. 108, we concluded the cumulative correction of the prior period errors in continuing operations as an out-of-period adjustment in 2011 was material and therefore revision accounting was required even though the impacts of these errors to prior periods where the errors originated was immaterial.

Discontinued Operation Metrics

As noted above, we identified $11 million in prior period errors relating to discontinued operations. Overall we concluded these errors were not material due to: (1) our investors, analysts, and other stakeholders focus on our results from continued operations, (2) even when including the additional discontinued operations reported during the third quarter of 2011, there are no discernible trends in the results from discontinued operations, and (3) the errors do not materially impact earnings trends or result in discontinued operations in any periods moving from income to a loss or vice versa. The details of our analysis follows:

The adjustments to discontinued operations, net of tax resulted in variances of 2.0% for 2009, 13.2 % for 2010, and 6.3% for 2011 or $(3.0) million, $11.0 million, and $(8.0) million, respectively. The quarterly impacts of these prior period errors to discontinued operations amounted to approximately 10% or $(3.0) million for Q4 2009, 10.2% or $2.8 million for Q2 2010, 81.5% or $8.3 million for Q4 2010, 20.9% or $1.8 million for Q2 2011, and 61.4 % or $9.8 million for Q4 2011. Although on a percentage basis, the percentages for certain of the periods noted above were larger than we would normally consider quantitatively not significant, we believe that combined with key qualitative factors, the quantitative impact of these prior period errors would not have significantly impacted an investor's view of the Company. The key factors we considered included:

•	The Company has reported additional discontinued operations during the third quarter of 2011 resulting in the revisions to the previously reported 2010 Form 10-K statement of operations amounts.

•	Furthermore, we provided disclosure in our 2011 Form 10-K to describe the impact of these misstatements and the related revision.

•
The impacts of errors in discontinued operations do not significantly impact the trend in earnings from both a continuing operations and discontinued operations perspective. We believe this is validated by the fact there has been significant fluctuation in our financial results relating to discontinued operations for the annual periods 2009, 2010 and 2011 as revised income (loss) from discontinued operations have fluctuated from income of $150.7 million, loss of $83.5 million and a loss of $127.1 million, respectively, with no discernible pattern or trend. This is also true for the quarterly trends in discontinued operations for the quarters in 2010.

•
The Company is internally and externally measured on performance from continuing operations, namely operating income and EBITDA. Investors and financial analysts have tended to not focus on discontinued operations and we do not include discontinued operations in our investor presentations. Furthermore, with hindsight, we noted the revision had no discernible adverse impact on our stock price for the period measuring five business days before and after the filing of our 2011 Form 10-K.

•
Management presents its results to investors and manages its business based on continuing operations. Potential investors, shareholders, and the financial community do not tend to focus on our results from discontinued operations and their consensus earnings and EPS estimates are based on our adjusted EBITDA and income from continuing operations and not based on our GAAP income (loss) from discontinued operations and net income (loss) from attributable to CoreLogic after discontinued

operations.

•
For the reasons noted above, management does not believe discontinued operations is a metric the Company has been measured on by investors and is not relevant to the comparability with future continuing operations or trend in earnings.

Net Income (Loss) Attributable to CoreLogic Metrics

The percentage of the errors to net (income) loss attributable to CoreLogic for Q2 and Q4 of 2010 and full year 2010 amounted to 11.3%, 49.5%, and 19.6%, respectively, and were principally driven by the impacts from the discontinued operations items noted above as well as the near breakeven situation in continuing operations for Q2 and Q4 2010 as discussed above in "Continuing Operations Metrics". As we previously indicated, although on a percentage basis, the percentages for certain of the periods noted above were larger than we would normally consider quantitatively not significant, we believe that combined with key qualitative factors the impact of these prior period errors would not have significantly impacted an investor's view of the Company.

Uncorrected Misstatements

For 2010, there were also certain immaterial misstatements, some of which were inconsequential and which we did not correct in the revision. These misstatements for the full year represented approximately $0.8 million for 2010 which we also considered quantitatively immaterial. The uncorrected misstatements for continuing operations represented:

•	0.0% of income from continuing operations before equity earnings and tax,

•	0.9% of income from continuing operations after tax, and

•	1.6% of income from continuing operations attributable to CoreLogic.

The quarterly impacts to our revised results for these uncorrected misstatements in 2010 amounted to the following amounts:

•	Income from continuing operations after tax: 0.2% for Q1, 12.0% for Q2 or $0.8 million, 3.1% for Q3 or $1.8 million, and 155.2% for Q4 or $(1.8) million and

•	Income from continuing operations attributable to Corelogic: 0.5% for Q1, 29.9% or $ 0.8 million for Q2, 3.7% or $1.8 million for Q3, and 22.9% or $(1.8) million for Q4.

Although on a percentage basis, the percentages for Q2 and Q4 2010 were significant, we noted the results of operations for the three months ended June 30, 2010 and December 31, 2010 were near break-even due to several unusual or non-recurring items. The second quarter of 2010 included $38.6 million of legacy corporate costs and Separation-related expenses and $7.2 million of tax expense associated with Separation-related items. Similarly, the fourth quarter of 2010 was impacted by a $14.5 million impairment of an investment in affiliate and a non-recurring increase in the tax provision from continuing operations of $20 million relating to the sale of the employer and litigation services businesses, as previously described. Excluding these non-recurring items the percentage impact of these items to continuing operations would not be significant. In addition, these items do not significantly impact the quarterly trend in earnings for any prior or future period.

For 2011, there was also a misstatement of approximately $0.4 million representing less than 0.8% of 2011 revised income from continuing operations attributable to CoreLogic, net of taxes, which we did not adjust due to its being inconsequential.

For discontinued operations, we had one uncorrected misstatement that we did not correct in the revision amounting to $0.9 million or 0.7% of income (loss) from discontinued operations for 2010. This item also did not amount to greater than 1.5% of income (loss) from discontinued operations for any quarterly period within 2010. This item was a reclassification between continuing and discontinued operations which was part of the unrecorded immaterial misstatements noted above for continuing operations which we considered de minimis.

Balance Sheet Considerations

Finally, the revisions have no material impact on the Company's financial position, given the size of our balance sheet at $3.1 billion and $3.2 billion in total assets and $1.2 billion and $1.5 billion in equity at December 31, 2011 and 2010, respectively.

In addition, for the reasons noted above, the prior period impacts of these error amounts were also viewed by management to be immaterial from a qualitative SAB 99 context as discussed below.

Qualitative Factors and Analysis

The Company also considered the following qualitative factors:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and if so, the degree of imprecision inherent in the estimate.

Since our separation from First American Financial Corporation, our materiality threshold has reduced significantly. For example, the combined Company generated revenues between $5.8 and $7.8 billion during the years 2007 to 2009, whereas Corelogic is the surviving legacy company and reported revenues of $1.3 billion in 2011. Where items were formerly deemed to be immaterial, we are now required to prepare our tax analysis with much lower materiality thresholds. These errors were the result of historical prior period matters that were subject to some judgment which was made more complicated as a result of the Separation transaction and which included changes in the Company's tax personnel at the Separation. Since the Separation, we have implemented processes and have enhanced our overall tax process to support our tax account balances and reconcile to these balances each quarter.

2.	Whether the misstatement masks a change in earnings or other trends.
The Company is internally and externally measured on operating income and EBITDA both from continuing operations without consideration of income from discontinued operations. Furthermore, the Company has a long history of earnings from continuing operations. In addition, the errors do not result in moving any periods from an income to a loss or vice versa. The overall impact of these prior period errors (principally tax adjustments) were immaterial to prior periods presented and did not have a material impact on other trends in any prior periods.

3.	Whether the misstatement hides a failure to meet analyst's consensus expectations for the enterprise.

First, the Company does not provide quarterly earnings guidance and furthermore analyst's consensus expectations are not based on discontinued operations, so from a quarterly perspective there is no impact on quarterly performance.

Second, from an annual earnings perspective, the adjustments do not impact the key metrics that the Company is measured against - operating income and EBITDA from continuing operations. Analysts and investors do not focus on our results from discontinued operations and their consensus earnings and EPS estimates are based on our adjusted EBITDA and income from continuing operations and not based on our GAAP income (loss) from discontinued operations or net income (loss) from attributable to CoreLogic after discontinued operations.
Lastly, with the advantage of hindsight, the revision had no discernible adverse impact on the Company's stock price (i.e. ranged from $14.03 to $15.00 for the five business days prior to the filing of the Form 10-K for 2011, closed at $15.38 the day of the filing, and ranged from $14.89 to $15.50 for the five business days after filing).

4.	Whether the misstatement changes a loss into income or vice versa.

The misstatements do not change any reporting period from a loss to income, or vice versa. The misstatements do not have an impact on the trend in earnings.

5.	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The balances for these particular misstatements are carried at the corporate and eliminations level and are not included in any operating segment. As the Company is measured based on an operating income and EBITDA basis from continuing operations for performance reasons, these misstatements (primarily tax related) are not relevant in assessing profitability. Furthermore the misstatements do not impact the Company's three operating segments.

6.	Whether the misstatement affects the registrant's compliance with regulatory requirements.

No compliance or regulatory requirements were affected by the misstatements.

7.	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatements did not affect the Company's compliance with loan covenants or other contractual requirements. The Company's financial covenants are primarily based on EBITDA and none of the other covenants are impacted by the prior period errors.

8.	Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The Company is measured on EBITDA from continuing operations from a compensation perspective; therefore the impact of tax adjustments has no impact on management compensation.

9.	Whether the misstatement involves concealment of an unlawful transaction.

The transactions were not unlawful.

Conclusion:

For Q4 2011, we noted that the correction of the cumulative prior period errors in continuing operations as an out-of-period adjustment in 2011 would be material to income from continuing operations after tax and income from continuing operations attributable to CoreLogic based on an analysis of the key quantitative and qualitative factors noted above. We further concluded that the other misstatements noted principally for discontinued operations related to 2009, 2010 and related interim periods were not material to prior period financial statements based on our evaluation of the quantitative and qualitative factors in SAB No. 99 noted above. Therefore, in accordance with the guidance in SAB No. 108, we concluded that revision accounting was required even though the impacts of these errors to prior periods where the errors originated would have been immaterial.

Regarding the Staff's comment related to footnote 18, approximately $6.9 million of the $11 million adjustment recorded to discontinued operations for 2010 relates to the employer and litigation businesses, but was inadvertently reflected in the “Marketing” column of the statement of operations information in Note 18 - Discontinued Operations. There were no adjustments related to FAFC. We have corrected the statement of operations information in Note 18 to reflect the adjustment to discontinued operations in the appropriate columns in the footnote in our Form 10-K/A.

External Cost of Revenue, page 64

4.
Please amend your 2011 Form 10-K to provide footnote disclosure describing your income statement presentation's lack of compliance with the classification requirements of Rule 5-03 of Regulation S-X and your efforts to rectify this reporting deficiency by the time you file your 2012 Form 10-K. Also, supplementally confirm to the staff that your 2012 Form 10-K will comply fully with Rule 5-03 of Regulation S-X for all periods presented therein.

Company response:

We have provided the footnote disclosure requested by the Staff in Note 2 (pages 16 and 17) - "Significant Accounting Policies - External cost of revenue" in our Form 10-K/A.

5.	The date on which Mr. Nallathambi signed the Form 10-K on behalf of the company is February 29, 2011 rather than February 29, 2012. Please amend.

Company response:

We have amended our Form 10-K/A with a new signature and corrected date for Mr. Nallathambi, and have noted in the Explanatory Note in the amendment that the original date was incorrect.

*    *    *
In the instances indicated above, we believe that revisions in response to the Staff's comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.
We acknowledge that:

-	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
-	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are available to discuss any of our responses at your convenience.
If there is anything we can do to facilitate your review, please do not hesitate to contact Terry Theologides, General Counsel, at (714) 250-7662 or Brian Lane at (202) 887-3646.

Very truly yours,

CORELOGIC, INC.

By:	/s/ Frank D. Martell
Name: Frank D. Martell
Title: Chief Financial Officer

EXHIBIT A

CoreLogic, Inc.
SAB 99 Analysis
	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4
	2009	2009	2009	2009	2009	2010	2010	2010	2010	2010	2011	2011	2011	2011	2011
Financial Statement Assessments ($ in millions)

Impacts on significant Income Statement Line Items:
Income from cont. ops before equity earnings and tax, as revised	32.2	40.2	12.1	--12.7	71.9	10.1	6.9	40.3	15.2	72.6	49.9	57.1	9.3	--25.9	90.4
Income from cont. ops before equity earnings and tax, before revision	32.2	40.2	12.1	--12.7	71.9	10.1	6.9	40.3	15.2	72.6	49.9	57.1	9.3	--25.9	90.4
Percentage difference	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Income/(loss) from cont ops after equity earnings and tax, as revised	29.8	37.5	23.1	13.2	103.6	16.9	6.4	59.4	1.2	83.9	22.4	40.3	--2.9	--6.3	53.5
Income/(loss) from cont ops after equity earnings and tax, before revision	29.8	37.5	23.1	13.2	103.6	16.9	6.4	59.4	1.2	83.9	22.4	40.3	--2.9	--15.9	43.9
Percentage difference	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	151.4%	-17.9%

Income/(loss) from cont ops attributed to CLGX, net of tax, as revised	13.4	18.6	9.3	4.7	46.0	7.6	--2.6	49.1	--7.9	46.2	21.6	40.1	--3.0	--6.2	52.5
Income/(loss) from cont ops attributed to CLGX, net of tax, before revision	13.4	18.6	9.3	4.7	46.0	7.6	--2.6	49.1	--7.9	46.2	21.6	40.1	--3.0	--15.8	42.9
Percentage difference	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	153.8%	-18.2%

Income (loss) from discontinued operations, as revised	22.6	51.7	46.1	30.3	150.7	21.8	27.0	--142.5	10.2	--83.5	1.7	--8.6	--104.2	--16.0	--127.2
Income (loss) from discontinued operations, before revision	22.6	51.7	46.1	33.3	153.7	21.8	24.2	--142.5	1.9	--94.6	1.7	--10.4	--104.2	--6.2	--119.2
Percentage difference	0.0%	0.0%	0.0%	10.0%	2.0%	0.0%	-10.2%	0.0%	-81.5%	13.2%	0.0%	20.9%	0.0%	-61.4%	-6.3%

Net income/(loss) attributed to CLGX, as revised	36.0	70.3	55.4	35.0	196.6	29.4	24.4	--93.4	--16.7	--56.3	23.3	31.5	--107.2	--22.2	--74.6
Net income/(loss) attributed to CLGX, before revision	36.0	70.3	55.4	38.0	199.7	29.4	21.7	--93.4	--25.0	--67.3	23.3	29.7	--107.2	--22.0	--76.2
Percentage difference	0.0%	0.0%	0.0%	8.6%	1.5%	0.0%	-11.3%	0.0%	49.5%	19.6%	0.0%	-5.7%	0.0%	-1.1%	2.1%

Diluted EPS from continuing operations attributable to CLGX, as revised	$0.14	$0.20	$0.10	$0.05	$0.48	$0.07	$(0.02)	$0.42	$-0.07	$0.41	$0.19	$0.37	$(0.03)	$(0.06)	$0.48
Diluted EPS from continuing operations attributable to CLGX, before revision	$0.14	$0.20	$0.10	$0.05	$0.48	$0.07	$(0.02)	$0.42	$(0.07)	$0.41	$0.19	$0.37	$(0.03)	$(0.15)	$0.39
Percentage difference	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	153.8%	-18.2%

Diluted EPS attributable to CLGX, as revised	$0.38	$0.75	$0.59	$0.36	$2.06	$0.28	$0.22	$(0.79)	$(0.14)	$(0.50)	$0.20	$0.29	$(1.01)	$(0.21)	$(0.68)
Diluted EPS attributable to CLGX, before revision	$0.38	$0.75	$0.59	$0.39	$2.09	$0.28	$0.20	$(0.79)	$(0.21)	$(0.60)	$0.20	$0.27	$(1.01)	$(0.21)	$(0.69)
Percentage difference	0.0%	0.0%	0.0%	8.6%	1.5%	0.0%	-11.3%	0.0%	49.5%	19.6%	0.0%	-5.7%	0.0%	-1.1%	2.1%

Diluted # Shares outstanding	93,695	94,005	94,525	98,474	95,478	104,725	108,936	117,829	116,344	112,363	116,306	108,641	106,414	106,508	109,712